Form U-13-60
Mutual and Subsidiary Service Companies
Revised February 7, 1980

ANNUAL REPORT

For the Period

Beginning January 1, 2002 and Ending December 31, 2002

TO THE

U. S. SECURITIES AND EXCHANGE COMMISSION

OF

DOMINION RESOURCES SERVICES COMPANY, INC.

A Subsidiary Service Company

Date of Incorporation: October 14, 1999

State or Sovereign Power under which Incorporated or Organized: Virginia

Location of Principal Executive Offices of Reporting Company:

120 Tredegar Street
Richmond, VA 23219

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Steven A. Rogers, Vice President & Controller

120 Tredegar Street
Richmond, VA 23219

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Dominion Resources, Inc.

INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission of this form.

Requirements as to multiple copies filed with the Commission do not apply to electronic format documents.

Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT OF: Dominion Resources Services, Inc.
SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31
of the current and prior year
Account	Assets and Other Debits	As of December 31 Current 2002	Prior 2001
(In Thousands)
SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	$ 56,530	$ 60,190
107	Construction work in progress (Schedule II)	7,038	2,128

	Total Property	$ 63,568	$ 62,318

108	Less accumulated provision for depreciation
	and amortization of service company property (Schedule III)	$ (33,317)	$ (36,397)

	Net Service Company Property	$ 30,251	$ 25,921

INVESTMENTS
123	Investments in associate companies (Schedule IV)	$ -	$ -
124	Other investments (Schedule IV)	101,285	89,709

	Total Investments	$ 101,285	$ 89,709

CURRENT AND ACCRUED ASSETS
131	Cash	$ 1,139	$ 8,293
134	Special deposits	5,457	3,122
135	Working funds	-	-
136	Temporary cash investments (Schedule IV)	4,078	61,149
141	Notes receivable	-	-
143	Accounts receivable	5,408	9,582
144	Accumulated provision for uncollectible accounts	-	-
146	Accounts receivable from associate companies (Schedule V)	56,924	123,851
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	11,640	9,549
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-

	Total Current and Accrued Assets	$ 84,646	$ 215,546

DEFERRED DEBITS
181	Unamortized debt expense	$ -	$ -
184	Clearing accounts	22	349
186	Miscellaneous deferred debits (Schedule IX)	87,589	63,074
188	Research, development, or demonstration and
	expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	22,095	41,558

	Total Deferred Debits	$ 109,706	$ 104,981

	TOTAL ASSETS AND OTHER DEBITS	$ 325,888	$ 436,157

ANNUAL REPORT OF: Dominion Resources Services, Inc.
SCHEDULE I - COMPARATIVE BALANCE SHEET
Account	Liabilities and Proprietary Capital	As of December 31 Current 2002	Prior 2001
(In Thousands)
PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	$ 56,357	$ 56,357
211	Miscellaneous paid-in-capital (Schedule XI)	22,575	3,203
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	-	-
219	Accumulated other comprehensive income (loss)	(16,215)	(8,703)

	Total Proprietary Capital	$ 62,717	$ 50,857

LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	$ -	$ 29,757
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-

	Total Long-Term Debt	$ -	$ 29,757

CURRENT AND ACCRUED LIABILITIES
231	Notes payable	$ -	$ -
232	Accounts payable	20,038	41,669
233	Notes payable to associate companies (Schedule XIII)	-	-
234	Accounts payable to associate companies (Schedule XIII)	842	65,095
236	Taxes accrued	1,677	22,640
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	-	2,346
242	Miscellaneous current and accrued liabilities (Schedule XIII)	75,986	84,729

	Total Current and Accrued Liabilities	$ 98,543	$ 216,478

DEFERRED CREDITS
253	Other deferred credits	$ 151,148	$ 137,576
255	Accumulated deferred investment tax credits	-	-

	Total Deferred Credits	$ 151,148	$ 137,577

282	ACCUMULATED DEFERRED INCOME TAXES	$ 13,480	$ 1,488

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$ 325,888	$ 436,157

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002

(In Thousands)

SCHEDULE II - SERVICE COMPANY PROPERTY
	Description	Balance At Beginning of Year	Additions	Retirements or Sales	Other Changes (1)	Balance At Close of Year

Account

301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	2,403	1,656	(50)		4,009
304	Land and Land Rights
305	Structures and Improvements	10,764	356	(106)		11,014
306	Leasehold Improvements
307	Equipment (2)	32,999	920	(13,069)		20,850
308	Office Furniture and Equipment	14,024	8,589	(1,996)		20,617
309	Automobiles, Other Vehicles and Related Garage Equipment		40			40
310	Aircraft and Airport Equipment
311	Other Service Company Property (3)

	SUBTOTAL	60,190	11,561	(15,221)	0	56,530
107	Construction Work in Progress	2,128	4,910			7,038
	TOTAL	$62,318	$16,471	$(15,221)	$0	$63,568

(1) Provide an explanation of those changes considered material:

Not applicable

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE II - Continued

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

Subaccount Description	Additions	Balance At Close of Year

Data Processing Equipment	$ 545	$ 18,223
Laboratory Equipment	153	153
Communication Equipment	179	1,025
Miscellaneous Equipment	43	1,449

TOTAL - Account 307	$ 920	$ 20,850

Office Furniture and Equipment	$ 1,282	$ 11,088
Property Under Capital Lease	7,307	9,529

TOTAL - Account 308	$ 8,589	$ 20,617

(3) Describe Other Service Company Property:

Not applicable.

(4) Describe Construction Work in Progress:
Software	$ 5,055
Renovation/New Office Furniture	976
Network Upgrade	794
Miscellaneous	213

$ 7,038

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

	Description	Balance At Beginning of Year	Additions Charged To Account 403	Retirements	Other Changes Add (Deduct) (1)	Balance At Close of Year

Account

301	Organization	-	-	-	-	-
303	Miscellaneous Intangible Plant	1,679	613	(50)	-	2,242

304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	6,299	236	(106)	-	6,429
306	Leasehold Improvements	-	-	-	-	-
307	Equipment	21,960	5,457	(13,068)	-	14,349
308	Office Furniture and Equipment	6,459	5,814	(1,996)	-	10,277
309	Automobiles, Other Vehicles and Related Garage Equipment	-	4	-	16	20

310	Aircraft and Airport Equipment Airport Equipment
311	Other Service Company Property	-	-	-	-	-

	TOTAL	36,397	12,124	(15,220)	16	33,317

(1) Provide an explanation of those changes considered material:

Not applicable.

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc. Under Account 136, "Temporary Cash Investments", list each investment separately.
Description	Balance At Beginning of Year	Balance At Close of Year
Account 123 - Investments in Associate Companies	$ -	$ -

Account 124 - Other Investments

Mellon Bank, N.A.
Grantor Trusts - Nonqualified Benefits
and Deferred Compensation
Arrangements	32,475	94,939

The Ayco Company, L.P.
Company-Owned Life Insurance
Policies	2,221	-

General American Life Insurance Co.
Company-Owned Life Insurance
Policies	36,759	-

Pacific Life
Company-Owned Life Insurance
Policies	18,254	6,346

TOTAL	$ 89,709	$ 101,285

Account 136 - Temporary Cash Investments

Fidelity Institutional Money
Market Funds	$ -	$ 4,078

Bank of America
Nations Cash Reserves
Money Market Fund	61,149	-

TOTAL	$ 61,149	$ 4,078

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Description	Balance At Beginning of Year	Balance At Close of Year
Account 146 - Accounts Receivable from Associate Companies
CNG Coal Company	$ 3	$ 1
CNG International, Inc.	93	-
CNG Iroquois, Inc.	-	12
CNG Main Pass Gathering Corporation	-	1
CNG Oil Gathering Corp.	3,304	1
CNG Pipeline Company	2	-
Consolidated Natural Gas Company	-	2,188
Dominion Alliance Holding, Inc.	2	1
Dominion Capital, Inc.	10,596	381
Dominion Cleveland Thermal, Inc.	1	32
Dominion Cove Point LNG, LP	-	124
Dominion Energy Direct Sales	184	-
Dominion Energy, Inc	9,213	5,416
Dominion Exploration & Production, Inc.	3,943	4,528
Dominion Field Services, Inc.	207	92
Dominion Greenbrier, Inc.	-	16
Dominion Lands, Inc.	97	56
Dominion Metering Services, Inc.	252	-
Dominion Ohio ES, Inc.	90	2
Dominion Oklahoma Texas Explor. & Prod.	175	969
Dominion Products & Services, Inc.	135	17
Dominion Reserves, Inc.	306	207
Dominion Resources, Inc.	3,917	3,231
Dominion Retail, Inc.	4,417	329
Dominion Telecom, Inc.	1,371	-
Dominion Transmission, Inc.	11,256	5,105
DT Services, Inc.	-	481
Evantage, Inc.	14	13
Hope Gas, Inc.	1,607	950
The East Ohio Gas Company	12,389	5,087
The Peoples Natural Gas Company	4,141	2,194
Virginia Electric & Power Company	55,549	24,973
Virginia Power Energy Marketing, Inc.	524	506
Virginia Power Nuclear Services, Inc.	42	12
Virginia Power Property, Inc.	7	(9)
Virginia Power Services Energy, Corp.	14	4
Virginia Power Services, Inc.	-	4

TOTAL RECEIVABLES	$ 123,851	$ 56,924

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (Concluded)

			Total Payments
Analysis of Convenience or Accommodation Payments:	Benefits	Insurance

CNG International, Inc.	$ -	$ 4	$ 4
CNG Main Pass Gas Gathering Corp.	-	90	90
CNG Oil Gathering Corp	-	86	86
Consolidated Natural Gas Company	-	1	1
Dominion Alliance Holding, Inc.	-	1	1
Dominion Capital, Inc.	3,293	204	3,497
Dominion Cleveland Thermal, Inc.	-	69	69
Dominion Cove Point LNG, LP	133	-	133
Dominion Energy Direct Sales	182	-	182
Dominion Energy Services Company, Inc.	-	4	4
Dominion Energy, Inc.	29,801	12,390	42,191
Dominion Exploration & Production, Inc.	9,976	6,400	16,376
Dominion Field Services, Inc.	130	25	155
Dominion Lands, Inc.	-	281	281
Dominion Nuclear Connecticut, Inc.	3,773	9	3,782
Dominion Ohio ES, Inc.	-	1	1
Dominion Oklahoma Texas Explor. & Prod.	-	2,100	2,100
Dominion Products & Services, Inc.	-	11	11
Dominion Reserves, Inc.	-	441	441
Dominion Resources, Inc.	90	246	336
Dominion Retail, Inc.	393	61	454
Dominion Technical Solutions, Inc.	799	24	823
Dominion Telecom Services, Inc.	2,331	243	2,574
Dominion Transmission, Inc.	7,771	2,504	10,275
Hope Gas, Inc.	3,872	334	4,206
The East Ohio Gas Company	9,479	1,349	10,828
The Peoples Natural Gas Company	4,723	735	5,458
Virginia Electric & Power Company	98,195	17,860	116,055
Virginia Power Energy Marketing, Inc.	751	75	826

TOTAL PAYMENTS	$ 175,692	$ 45,548	$ 221,240

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total

Account 152 - Fuel Stock Expenses Undistributed	$ -	$ -	$ -

TOTAL	$ -	$ -	$ -

Summary:

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total

Account 163 - Stores Expense Undistributed	$ -	$ -	$ -

TOTAL	$ -	$ -	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS
	Balance At Beginning of Year	Balance At Close of Year

Description

Account 174 - Miscellaneous Current and Accrued Assets
	$ -	$ -

TOTAL	$ -	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:
Description	Balance At Beginning of Year	Balance At Close of Year

Account 186 - Miscellaneous Deferred Debits

Prepaid Pension Costs - Non-Current	$ 41,071	$ 68,289
Intangible Asset - Minimum Pension Liability	19,864	19,300
Derivative Assets	2,139	-

TOTAL	$ 63,074	$ 87,589

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:

Description	Amount

Account 188 - Research, Development, or Demonstration Expenditures	$ -

TOTAL	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002

SCHEDULE XI - PROPRIETARY CAPITAL
Account Number		Outstanding Number of Shares Authorized	Par or Stated Value Per Share	Close of No. of Shares Shares	Period Total Amount

	Class of Stock

201	Common Stock Issued	1000	no par	201	$ 56,357

	Shares issued at formation of DRS			100
	Shares acquired in CNG Services Company merger			100
	Shares issued to CNG in exchange for insurance policies			1

	Total			201	$ 56,357

INSTRUCTIONS: Classify amounts in each account with brief explanation disclosing the general nature of transactions which gave rise to the reported amounts.
Description	Amount

Account 211 - Miscellaneous Paid-In Capital
Tax benefit for stock options exercised	$20,911
Contribution made by DRI	1,664
22,575

Account 215 - Appropriated Retained Earnings	0

TOTAL	$22,575

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002

SCHEDULE XI - PROPRIETARY CAPITAL - (Continued)
	Balance At Beginning of Year	Net Income or (Loss)	Dividends Paid	Balance At Close of Year

Description

Account 216
Unappropriated
Retained Earnings	$ -	$ -	$ -	$ -

TOTAL	$ -	$ -	$ -	$ -

Account 219
Accumulated Other
Comprehensive Income (1)	$ (8,703)	$ (7,512)	$ -	$ (16,215)

TOTAL	$ (8,703)	$ (7,512)	$ -	$ (16,215)

(1) Represents additional minimum pension liability pursuant to Statement of Financial Accounting Standards No. 87, Employers' Accounting For Pensions and changes in fair value of cash flow hedges.

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. Form Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
Terms of Oblig Class & Series of Obligation	Date of Maturity	Interest Rate	Amount Authorized	Balance at Beginning of Year	Additions	Deductions (1)	Balance at Close of Year

Account 223 - Advances from Associate Companies:

Dominion Resources, Inc.				$ 29,757	$ 70,354	$ 100,111	$ -

Account 224 - Other Long-Term Debt:			$ -	$ -	$ -	$ -	$ -

			$ -	$ 29,757	$ 70,354	$ 100,111	$ -

(1) GIVE AN EXPLANATION OF DEDUCTIONS:

The deductions represent repayments of advanced funds from Dominion Resources Services, Inc to Dominion Resources, Inc.

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002

(In Thousands)

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

Description	Balance at Beginning of Year	Balance at Close of Year

Account 233 - Notes Payable to Associate Companies

	$ -	$ -

TOTAL	$ -	$ -

Account 234 - Accounts Payable to Associate Companies

Consolidated Natural Gas Compny	$ 3,755	$ -
Dominion Energy Direct Sales	41	-
Dominion Resources, Inc	95	29
Dominion Telecom, Inc	67	-
Dominion Energy Service Co. Inc	-	192
CNG International Corporation	-	15
Dominion Technical Solutions, Inc.	-	605
Money Pool Principle	60,917	-
Money Pool Interest	218	-
Under $10,000 ( 2 items)	2	1

TOTAL	$ 65,095	$ 842

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES (concluded)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

Description	Balance at Beginning of Year	Balance at Close of Year

Account 242 - Miscellaneous Current and Accrued Liabilities

Capital Lease Obligations - Current	$ 940	$ 2,294
Accrued Vacation	15,921	17,820
Accrued Incentive Pay	30,828	34,737
Reserve for IBNR Claims	2,248	3,461
Derivative Liabilities	4,251	3,291
Accrued Severance	13,137	2,253
Lease Termination Accrual	3,371	2,628
Employee Contributions - Benefit Plans	1,026	1,297
Payroll Withholdings		1,827
Bank Fee Liabilities	-	299
Legal Liabilities	-	2,227
Environmental Liabilities	-	401
Remittance Processing Liabilities	-	331
Facilities Liabilities	-	1,012
Miscellaneous Current & Accrued Liab. (223 items)	13,007	2,108

TOTAL	$ 84,729	$ 75,986

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Period Ended December 31, 2002

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account there of. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General

Dominion Resources Services, Inc. (the Company or DRS) is a subsidiary of Dominion Resources, Inc. (DRI or Dominion), a public utility holding company. The company provides certain administrative, management, and support services to the associate companies in the Dominion system.

Effective January 1, 2001, the CNG Services Company was merged with and into Dominion Resources Services Company, with Dominion Resources Services Company being the surviving entity. CNG Services Company had issued and outstanding 100 shares of $100 par value common stock. Pursuant to the merger, each share of the outstanding common stock of CNG Services Company was converted into a share of common stock of Dominion Resources Services Company. The merger was approved in Public Utility Holding Company Act Release No. 35-27113, File No. 70-9477.

In December 2001, Consolidated Natural Gas (CNG) transferred certain corporate owned life insurance policies to DRS, to fund certain non-qualified deferred compensation liabilities. The cash surrender value of the policies transferred was $56,345,962 million. The policies were transferred to DRS in exchange for 1 share of DRS common stock.

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

Cash

Current banking arrangements generally do not require checks to be funded until presented for payment. At December 31, 2002, accounts payable included the net effect of checks outstanding but not yet presented for payment of $6,118,997.

Property, Plant and Equipment and Depreciation

The property, plant and equipment accounts, recorded at original cost, consist of labor, materials, services and, where appropriate, capitalized interest. The cost of maintenance and repairs is charged to the appropriate operating expense account. The cost of additions and replacements is charged to the appropriate plant account, except that the cost of minor additions and replacements, as provided in the Uniform System of Accounts, is charged to maintenance expense.

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Period Ended December 31, 2002

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS - CONTINUED

Depreciation and amortization of plant are recorded over the estimated service lives of plant assets by application of straight line methods.

System Money Pool

The CNG Parent Company and its subsidiaries participate in the System Money Pool (Pool), which is administered by DRS on behalf of the participants. DRS is not a participant in the Pool.

Participants contribute the amount of their available funds to the Pool based on cash flow projections. The short-term financing requirements of participants, with the exception of the CNG Parent Company, are satisfied by advances from the Pool. After satisfaction of the borrowing needs of participants and after any possible prepayment of outstanding indebtedness, DRS, as agent for the Pool, invests the excess funds on a short-term basis. Participants providing funds to the Pool share in the interest earned on these investments on a basis proportionate to their investment in the Pool. Participants borrowing from the Pool pay interest generally at a rate equivalent to the effective cost of short-term borrowings to the CNG Parent Company. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.

Income Taxes

The income tax expense or benefit has been computed for the Company in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and reflects the changes in tax assets and liabilities of the Company on a stand alone basis. Pursuant to SEC Rule 45(c), the cash benefits associated with a portion of DRI's tax losses are allocated to the subsidiaries.

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Period Ended December 31, 2002

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS - CONTINUED

2. PENSION AND OTHER BENEFIT PROGRAMS

Pension Program

All employees of the Company are covered under the Dominion Resources, Inc. Retirement Plan (the Plan), a qualified noncontributory defined benefit pension plan. Benefits payable under the Plan are based primarily on each employee's years of service, age and compensation. The Plan is funded on an annual basis in accordance with the provisions of the Employment Retirement Income Security Act of 1974. The Company's net periodic pension cost under the Plan was a credit in the amount of $10,218,986 for year 2002. Under the terms of its benefit plans, the Company reserves the right to change, modify or terminate the plans. The pension program also includes the payment of benefits to certain retired executives under company-sponsored nonqualified employee benefit plans. Certain of these nonqualified benefit plans are funded through contributions to a grantor trust. In accordance with SFAS 87, additional minimum liability, intangible asset and credit to accumulated other comprehensive income related to the nonqualified plans have been recorded.

Other Postretirement Benefits

In addition to providing pension benefits, the Company participates in certain health care and life insurance benefit plans for retired employees. These benefits are provided through insurance companies and other providers.

Employees who retire on or after attaining age 55 and having rendered at least 10 years of service, are eligible to receive benefits under the plans. The plans are both contributory and noncontributory, depending on age, retirement date, and the plan elected by the employee. Most of the medical plans contain cost-sharing features such as deductibles and coinsurance. For certain of the contributory medical plans, retiree contributions and cost sharing features are adjusted annually. The Company's net periodic benefit cost was $15,550,071 for year 2002.

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Period Ended December 31, 2002

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS - CONTINUED

3. DERIVATIVE AND HEDGE ACCOUNTING

Under SFAS No. 133, derivatives are recognized on the balance sheets at fair value. For all derivatives designated as hedges, DRS formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for using the hedging instrument. DRS assesses whether the hedge relationship between the derivative and the hedged item is highly effective in offsetting changes in cash flows both at the inception of the hedge and on an ongoing basis. Any change in fair value of the derivative that is not effective in offsetting changes in the fair value of the hedged item is recognized currently in earnings. Further, for derivatives that have ceased to be highly effective hedges, DRS discontinues hedge accounting prospectively.

For cash flow hedge transactions in which DRS is hedging the variability of cash flows related to a variable-priced asset, liability, commitment, or forecasted transaction, changes in the fair value of the derivative are reported in Accumulated Other Comprehensive Income (AOCI). Derivative gains and losses reported in AOCI are reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item.

DRS currently uses cash flow hedge strategies to hedge the variability in certain lease payments through the use of interest rate swaps. The fair value of the swaps is recognized on the balance sheet as Derivative Assets or Derivative Liabilities. Changes in the fair value are reported in AOCI. Gains and losses on the swap, when recognized, are included in Rent Expense.

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Period Ended December 31, 2002

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS - CONTINUED

4. COMMITMENTS AND CONTINGENCIES

DRS has made commitments in connection with its capital expenditure program. Those expenditures are estimated to total approximately $6,500,000 for 2003.

DRS leases various facilities, vehicles, aircraft and equipment under both operating and capital leases. Rental expense incurred in the year 2002 was $25,857,560 and is included in the Statement of Income. Included in rental expense is $12,748,066 related to payments to Affiliated Companies, primarily for office space and computer equipment. Contingent and sublease rentals were not material. Future minimum rental payments in the aggregate amount to $ 59,897,000 and for the years 2003 through 2007 are: $13,458,000; $13,980,000; $12,861,000; $10,517,000 and $8,949,000, exclusive of payments to Affiliates.

DRS has entered into an agreement with a special purpose entity (Lessor) in order to finance and lease its corporate headquarters and aircraft. The Lessors have an aggregate financing commitment from equity and debt participants (Investors) of $110,500,000, of which $94,346,714 has been used for total project costs to date. DRS, in its role as construction agent for the Lessors, is responsible for completing construction by a specified date. In the event a project is terminated before completion, DRS has the option to either purchase the project for 100 percent of project costs or terminate the project and make a payment to the Lessor of approximately but no more than 89.9 percent of project costs. Upon completion of the project, DRS has use of the project assets subject to an operating lease. DRS's lease payments to the Lessors are sufficient to provide a return to the Investors. At the end of the project's lease term, DRS may renew the lease at a negotiated amount based on project costs and current market conditions, subject to Investors' approval; purchase the project at its original construction cost; or sell the project, on behalf of the Lessor, to an independent third party. If the project is sold and the proceeds from the sale are insufficient to repay the Investors, DRS may be required to make a payment to the Lessor of 85 percent of the project cost. Dominion has guaranteed the obligations of DRS to the Lessors during the construction and post-construction period. These transactions do not contain any type of credit rating or stock price trigger events.

As noted above, as of December 31, 2002, the amount subject to this agreement totaled $94,346,714, and the total amount, upon completion of the project, is projected to be approximately $110,500,000. The project is accounted for as an operating lease for financial accounting purposes. Accordingly, neither the project assets nor related obligations are reported on DRS's balance sheet. The future minimum lease payments described above include annual payments of $4,592,000 associated with these projects representing minimum payments under leases for which the leased assets are currently in use. Annual lease payments for the project are estimated to be $4,592,000 in 2003, increasing to $5,808,000 by 2004.

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Years Ended December 31, 2002 and 2001
(In Thousands)

SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME

Account	Description	Current Year	Prior Year
		2002	2001
INCOME

457	Services rendered to associate companies	$555,614	$586,527
458	Services rendered to non-associate companies	-	585
421	Miscellaneous income or loss	2,869	465
	TOTAL INCOME	$558,483	$587,577

EXPENSE

912-13	Marketing and Advertising	$ -	$ -
920	Salaries and wages	240,440	221,858
921	Office supplies and expenses	49,168	52,531
922	Administrative expense transferred - credit	-	-
923	Outside services employed	116,710	131,616
924	Property insurance	226	181
925	Injuries and damages	1,047	558
926	Employee pensions and benefits	52,546	89,204
928	Regulatory commission expense	-	-
930.10	General advertising expenses	3,819	3,559
930.20	Miscellaneous general expenses	11,745	11,557
931	Rents	25,858	28,386
932	Maintenance of structures and equipment	23,267	15,456
403	Depreciation and amortization expense	12,124	11,454
408	Taxes other than income taxes	18,543	15,461
409	Income taxes	(26,778)	23,592
410	Provision for deferred income taxes	32,445	-
411	Provision for deferred income taxes - credit	(5,667)	(23,592)
411.50	Investment tax credit	-	-
426.10	Donations	1,530	3,132
426.50	Other deductions	500	702
427	Interest on long-term debt	623	57
430	Interest on debt to associate companies	335	1,862
431	Other interest expense	2	3

	TOTAL EXPENSE	$558,483	$587,577

	NET INCOME OR (LOSS)	$ -	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

ANALYSIS OF BILLING
ASSOCIATE COMPANIES - ACCOUNT 457

Name of Associate Company	Direct Costs Charged	Indirect Costs Charged	Compensation For Use of Capital	Total Amount Billed
	457-1	457-2	457-3

CNG Coal Company	$ 4	$ 1	$ 0	$ 5
CNG International Corp	232	25	0	257
CNG Main Pass Gas Gathering Corp	7	2	0	9
CNG Oil Gathering Corporation	9	3	0	12
CNG Pipeline Company	18	4	0	22
CNG Power Services Corporation	8	1	0	9
Consolidated Natural Gas, Inc.	1,029	208	1	1,238
Dominion Alliance Holding, Inc.	2,470	370	0	2,840
Dominion Capital, Inc.	6,044	888	8	6,940
Dominion Cleveland Thermal, Inc.	288	78	0	366
Dominion Cove Point LNG LLC	468	86	0	554
Dominion Credit Union	14	3	0	17
Dominion Energy Inc	60,459	14,016	49	74,524
Dominion Exploration & Production	21,848	6,049	17	27,914
Dominion Field Services, Inc.	846	339	1	1,186
Dominion Greenbrier Pipeline LLC	336	21	0	357
Dominion Greenbrier, Inc.	26	6	0	32
Dominion Iroquois, Inc.	25	7	0	32
Dominion Lands, Inc.	951	161	1	1,113
Dominion Metering Services, Inc.	161	17	0	178
Dominion Ohio ES, Inc.	744	187	0	931
Dominion Oklahoma Texas E&P	8,344	1,932	3	10,279
Dominion Products & Services, Inc.	489	110	1	600
Dominion Reserves, Inc.	3,340	1,257	3	4,600
Dominion Resources, Inc.	18,826	3,642	13	22,481
Dominion Retail, Inc.	4,651	1,038	5	5,694
Dominion Technical Solutions	605	133	0	738
Dominion Telecom Services, Inc.	5,761	898	5	6,664
Dominion Transmission, Inc.	25,028	6,028	19	31,075
Evantage, Inc	16	4	0	20
Hope Gas, Inc.	8,550	1,602	4	10,156
The East Ohio Gas Company	44,228	9,680	28	53,936
The Peoples Natural Gas Company	19,087	3,563	9	22,659
Virginia Electric and Power Company	214,282	49,207	166	263,655
Virginia Power Energy Marketing	3,504	750	2	4,256
Virginia Power Nuclear Services	111	22	0	133
Virginia Power Properties	19	4	0	23
Virginia Power Services	29	8	0	37
Virginia Power Services Energy	59	13	0	72

TOTALS	$ 452,916	$ 102,363	$ 335	$ 555,614

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

ANALYSIS OF BILLING
NON-ASSOCIATE COMPANIES - ACCOUNT 458

Name of Non-associate Company	Direct Cost Charged	Indirect Cost Charged	Compensation For Use of Capital	Total Cost	Excess or Deficiency	Total Amount Billed
	458-1	458-2	458-3		458-4

None

TOTAL	$ -	$ -	$ -	$ -	$ -	$ -

INSTRUCTION: Provide a brief description of the services rendered to each non associate company:

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Period January 1, 2002 to December 31, 2002
(In Thousands)

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE

ASSOCIATE AND NON-ASSOCIATE COMPANIES
		Associate Company Charges			Non-associate Company Charges			Total Charges for Service
	Description of Items	Direct Cost	Indirect Cost	Total	Direct Cost	Indirect Cost	Total	Direct Cost	Indirect Cost	Total

920	Salaries & Wages	$240,440	-	$240,440	-	-	-	$240,440	-	$240,440
921	Office Supplies & Exp	49,168	-	49,168	-	-	-	49,168	-	49,168
923	Outside Svcs Employed	116,710	-	116,710	-	-	-	116,710	-	116,710
924	Insurance-General Property	-	226	226	-	-	-	-	226	226
925	Injuries & Damages	-	1,047	1,047	-	-	-	-	1,047	1,047
926	Emp. Pensions & Benefits	-	52,546	52,546	-	-	-	-	52,546	52,546
930.1	Gen'l Advertising Exp	3,819	-	3,819	-	-	-	3,819	-	3,819
930.2	Misc General Expenses	11,745	-	11,745	-	-	-	11,745	-	11,745
931	Rents	7,318	18,540	25,858	-	-	-	7,318	18,540	25,858
932	Main of Struct & Equip	23,267	-	23,267	-	-	-	23,267	-	23,267
403	Depreciation & Amortization Exp	181	11,943	12,124	-	-	-	181	11,943	12,124
408	Taxes other than Income	-	18,543	18,543	-	-	-	-	18,543	18,543
409	Income Taxes	-	(26,778)	(26,778)	-	-	-	-	(26,778)	(26,778)
410	Deferred Income Taxes	-	32,445	32,445	-	-	-	-	32,445	32,445
411	Deferred Income Taxes Credit	-	(5,667)	(5,667)	-	-	-	-	(5,667)	(5,667)
426.1	Donations	1,530	-	1,530	-	-	-	1,530	-	1,530
426.5	Other Deductions	500	-	500	-	-	-	500	-	500
427	Interest on Long-Term Debt	-	623	623	-	-	-	-	623	623
431	Other Interest Expense	-	2	2	-	-	-	-	2	2

	Subtotal Expenses	454,678	103,470	558,148	-	-	-	454,678	103,470	558,148

430	Interest on Debt to Assoc. Co.'s	-	335	335	-	-	-	-	335	335

	Total Expenses	454,678	103,805	558,483	-	-	-	454,678	103,805	558,483

421	Miscellaneous Gain/Loss	(1,624)	(1,245)	(2,869)	-	-	-	(1,624)	(1,245)	(2,869)

	Total Cost of Services	$453,054	$102,560	$555,614	-	-	-	$453,054	$102,560	$555,614

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Period January 1, 2002 to December 31, 2002
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
DEPARTMENT OR SERVICE FUNCTION
FERC	Description	TOTAL	Overhead	Accounting	Auditing	Legal and Regulatory	Information Technology

920	Salaries & Wages	$240,440	$0	$11,937	$2,620	$7,757	$76,923
921	Office Supplies & Exp	49,168	0	1,187	264	673	15,034
923	Outside Svcs Employed	116,710	(10)	842	263	32,941	29,583
924	Insurance-General Property	226	112	0	0	0	0
925	Injuries & Damages	1,047	928	0	1	2	7
926	Emp. Pensions & Benefits	52,546	0	1,780	412	866	9,692
930.1	Gen'l Advertising Exp	3,819	0	0	0	0	18
930.2	Misc General Expenses	11,745	28	(474)	0	66	39
931	Rents	25,858	17,478	5	0	17	552
932	Main of Struct & Equip	23,267	0	216	10	30	19,695
403	Depreciation & Amortization Exp	12,124	11,943	0	0	0	66
408	Taxes other than Income	18,543	224	911	187	462	5,584
409	Income Taxes	(26,778)	(26,778)	0	0	0	0
410	Deferred Income Taxes	32,445	32,445	0	0	0	0
411	Deferred Income Taxes Credit	(5,667)	(5,667)	0	0	0	0
426.1	Donations	1,530	0	0	0	0	0
426.5	Other Deductions	500	0	14	0	1	1
427	Interest on Long-Term Debt	623	623	0	0	0	0
430	Interest on Debt to Assoc. Co.'s	335	335	0	0	0	0
431	Other Interest Expense	2	0	2	0	0	0

	Total Expenses	558,483	31,661	16,420	3,757	42,815	157,194

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Period January 1, 2002 to December 31, 2002
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
DEPARTMENT OR SERVICE FUNCTION (continued)

	Description of Items	Risk Management	Marketing	Corporate Planning	Supply Chain	Research	Tax	Corporate Secretary

920	Salaries & Wages	$1,772	$0	$2,130	$2,398	$22	$4,565	$1,314
921	Office Supplies & Exp	117	7	100	267	0	335	668
923	Outside Svcs Employed	5	28	33	3,095	0	1,703	958
924	Insurance-General Property	0	0	0	0	0	0	0
925	Injuries & Damages	21	0	0	0	0	0	0
926	Emp. Pensions & Benefits	305	0	635	343	3	556	282
930.1	Gen'l Advertising Exp	0	0	0	0	0	0	0
930.2	Misc General Expenses	0	0	0	0	0	(5)	273
931	Rents	7	0	32	0	0	3	2
932	Main of Struct & Equip	0	0	30	0	0	200	209
403	Depreciation & Amortization Exp	0	0	0	0	0	0	0
408	Taxes other than Income	130	0	160	160	6	311	113
409	Income Taxes	0	0	0	0	0	0	0
410	Deferred Income Taxes	0	0	0	0	0	0	0
411	Deferred Income Taxes Credit	0	0	0	0	0	0	0
426.1	Donations	0	0	0	71	0	1	0
426.5	Other Deductions	0	0	1	0	0	0	0
427	Interest on Long-Term Debt	0	0	0	0	0	0	0
430	Interest on Debt to Assoc. Co.'s	0	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0	0

	TOTAL EXPENSES	$2,357	$35	$3,121	$6,334	$31	$7,669	$3,819

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Period January 1, 2002 to December 31, 2002
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
DEPARTMENT OR SERVICE FUNCTION (continued)
	Description of Items	Employee Benefits	Human Resources	Operations	Executive and Administrative	Business and Operations Services	Exploration and Development

920	Salaries & Wages	$1,030	$16,300	$32,539	$29,655	$28,594	$0
921	Office Supplies & Exp	53	2,208	1,382	3,317	19,681	0
923	Outside Svcs Employed	1,506	5,453	9,664	4,356	5,836	0
924	Insurance-General Property	0	0	0	0	114	0
925	Injuries & Damages	3	27	0	19	19	0
926	Emp. Pensions & Benefits	(253)	2,521	4,014	24,280	4,085	0
930.1	Gen'l Advertising Exp	0	234	0	6	3	0
930.2	Misc General Expenses	8	101	16	18	183	0
931	Rents	0	43	38	150	7,313	0
932	Main of Struct & Equip	0	87	14	15	2,149	0
403	Depreciation & Amortization Exp	0	0	0	0	107	0
408	Taxes other than Income	85	1,222	2,212	2,111	3,206	0
409	Income Taxes	0	0	0	0	0	0
410	Deferred Income Taxes	0	0	0	0	0	0
411	Deferred Income Taxes Credit	0	0	0	0	0	0
426.1	Donations	0	6	0	9	0	0
426.5	Other Deductions	6	0	0	92	94	0
427	Interest on Long-Term Debt	0	0	0	0	0	0
430	Interest on Debt to Assoc. Co.'s	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0

	TOTAL EXPENSES	$2,438	$28,202	$49,879	$64,028	$71,384	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Period January 1, 2002 to December 31, 2002
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
DEPARTMENT OR SERVICE FUNCTION (concluded)

	Description of Items	Investor Relations	Environmental Compliance	Customer Service	Energy Marketing	Treasury	External Affairs

920	Salaries & Wages	$288	$7,096	$1,814	$2,565	$1,437	$7,684
921	Office Supplies & Exp	344	630	180	299	87	2,335
923	Outside Svcs Employed	158	1,996	13,095	1,225	139	3,841
924	Insurance-General Property	0	0	0	0	0	0
925	Injuries & Damages	0	20	0	0	0	0
926	Emp. Pensions & Benefits	37	1,078	394	345	174	997
930.1	Gen'l Advertising Exp	0	2	5	0	0	3,551
930.2	Misc General Expenses	0	694	10	28	10,609	151
931	Rents	43	8	0	0	23	144
932	Main of Struct & Equip	0	117	471	2	15	7
403	Depreciation & Amortization Exp	0	8	0	0	0	0
408	Taxes other than Income	22	510	135	167	94	531
409	Income Taxes	0	0	0	0	0	0
410	Deferred Income Taxes	0	0	0	0	0	0
411	Deferred Income Taxes Credit	0	0	0	0	0	0
426.1	Donations	0	0	0	0	0	1,443
426.5	Other Deductions	0	0	0	0	0	291
427	Interest on Long-Term Debt	0	0	0	0	0	0
430	Interest on Debt to Assoc. Co.'s	0	0	0	0	0	0
431	Other Interest Expense	0	0	0	0	0	0

	TOTAL EXPENSES	$892	$12,159	$16,104	$4,631	$12,578	$20,975

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year ended December 31, 2002
(In Thousands)
DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
					Number of Personnel End of Year
Name of Department Indicate each department or service function.	Departmental Salary Expense Included in Amounts Billed to
	Total Amount	Parent Company	Other Associates	Non Associates

Regular Services
Accounting	$ 11,937	$ 408	$ 11,529		174
Auditing	2,620	7	2,613		36
Business Operations	28,594	1,706	26,888		339
Corporate Planning	2,130	741	1,389		24
Corporate Secretary	1,314	1,278	35		22
Customer Service	1,814	2	1,812		51
Employee Benefits	1,030	63	967		14
Energy Marketing	2,565	5	2,560		40
Environmental Compliance	7,096	3	7,093		86
Executive and Administrative	29,655	875	28,780		118
External Affairs	7,684	353	7,331		83
Human Resources	16,300	788	15,512		211
Information Technology	76,923	34	76,889		992
Investor Relations	288	288	0		4
Legal	7,757	756	7,001		67
Operations	32,539	0	32,539		337
Research	22	0	22		1
Risk Management	1,772	1	1,772		25
Supply Chain	2,398	1	2,397		26
Tax	4,565	507	4,058		57
Treasury	1,437	152	1,285		15

TOTAL	$ 240,440	$ 7,968	$ 232,472	$ -	2,722

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year ended December 31, 2002
(In Thousands)

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Non Associate	Amount

Corestaff Services	Temporary Employee Staffing	NA	$ 27,763

McGuire Woods LLP	Legal Services	NA	11,817

Troutman Sanders LLP	Legal Services	NA	2,869

Six Sigma Academy Inc	Training Services	NA	1,731

American Payment Systems Inc	Stub Processing & Agent Fee	NA	1,615

Kelley Drye & Warren LLP	Legal Services	NA	1,379

Watson Wyatt & Co	Actuarial Services	NA	1,321

Hogan & Hartson LLP	Legal Services	NA	1,317

Steptoe & Johnson PLLC	Legal Services	NA	1,016

Hewitt Associates LLC	Benefit Services	NA	955

Labor Information Services	Employee Services	NA	954

Jackson Walker LLP	Legal Services	NA	764

Mercer Human Resource Consulting	HR Consulting	NA	738

Miller & Wrubel PC	Legal Services	NA	691

Winstead Sechrest & Minick PC	Legal Services	NA	674

Cohen Tauber Spievack & Wagner LLP	Legal Services	NA	665

McDonald Hopkins Burke	Legal Services	NA	638

Deloitte & Touche LLP	Auditing, Accounting and Tax Services	NA	621

McCandlish Holton PC	Legal Services	NA	581

PriceWaterhouse Coopers LLP	Professional Services	NA	573

Bruder Gentile Marcoux	Legal Services	NA	540

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Non Associate	Amount

Hennegan Co	Printing Services	NA	524

Lowenstein Sandler PC	Legal Services	NA	517

Hunton & Williams	Legal Services	NA	497

Jones Day Reavis & Pogue	Legal Services	NA	443

Rosenbluth International	Travel Services	NA	439

Martin Disiere Jefferson	Legal Services	NA	437

Robinson & Cole LLP	Legal Services	NA	419

Patton Boggs LLP	Legal Services	NA	414

IXOS Software Inc.	Software Services	NA	411

Logica Inc	Computer Services	NA	411

Downs Rachlin & Martin PLLC	Legal Services	NA	396

Winston & Strawn	Legal Services	NA	376

Shaw Pittman	Legal Services	NA	369

Kaufman & Canoles	Legal Services	NA	366

NCO Financial Systems	Collection Services	NA	365
Inc

Charles River Associates	Legal Services	NA	354

Applied Drilling Technology	Project Management Services	NA	343

Malatesta Hawke McKeon LLP	Legal Services	NA	337

Lukens Energy Group Inc	Consulting and Legal Services	NA	335

R R Donnelley	Shareholder Relations	NA	332

Morgan Lewis & Bockius	Legal Services	NA	316

ADP Investor Communication Services	Shareholder Relations	NA	293

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Non Associate	Amount

Farnsworth & Vonberg LLP	Legal Services	NA	287

Nucon Engineering Associates	Engineering Services	NA	284

Carter Ryley Thomas	Market Research	NA	278

The Brattle Group Inc	Professional Services	NA	272

Richard T Thatcher	Management Consulting Services	NA	271

Adams Nash Haskell & Sheridan	Legal Services	NA	269

Reed Smith LLP	Legal & Lobbying Services	NA	258

The AYCO Co	Financial Consulting	NA	250

Union Railroad Co	Land Option Fees	NA	250

Raycom Co	Doppler Weather Services	NA	250

Gartner Group Inc	Research Advisory Services	NA	249

Computer Specialist	Computer Services	NA	248

CS Technology	Consultant Services	NA	239

CFC Capital LLC	Legal Services	NA	236

Ken Andrews & Co	Appraisal Services	NA	227

Nola Computer Services Inc	Computer Support	NA	227

Carver Darden Koretzky Tessier Finn	Legal Services	NA	224

Buchanan Ingersoll PC	Legal Services	NA	220

Tobin International LTD	Computer Consulting	NA	217

N Core Systems Inc	Computer Consulting	NA	209

Flinn & Beagan	Legal Services	NA	205

Jones Walker Waechter Poitevent	Legal Services	NA	202

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Non Associate	Amount

Russell R Johnson III	Legal Services	NA	201

Baker Botts LLP	Legal Services	NA	200

The Commercial Traffic Co	Freight Services	NA	191

Edinger & Blakely	Legal Services	NA	190

The Murphy Companies	Consulting Services	NA	189

Hiney Printing Co	Printing Services	NA	189

Mobility Inc	Printing Services	NA	188

Security Services of America	Security Services	NA	184

American Appraisal Assoc.	Appraisal Services	NA	174

Simpson Thatcher Bartlett	Legal Services	NA	173

Pitney Bowes Management Services	Professional Management Services and Copier Services	NA	171

AR Traffic Consultants	Freight Services	NA	171

Olav & Co Inc	Computer Services	NA	169

University of Connecticut	Internship Program and Laboratory Services	NA	164

Novistar Inc	Computer Services	NA	162

Yonemota & Associates	Telecommunications Audit Services	NA	162

Stikeman Elliott	Legal Services	NA	158

Arlo Van Denover	Legal Services	NA	155

SAP Public Services	Computer Services	NA	154

International Business Machines	Computer Services	NA	154

McKee Nelson LLP	Legal Services	NA	153

Comdisco	Professional Services	NA	148

Metso Automation	Computer Maintenance	NA	147

Goldberg Godles Wiener & Wright	Legal Services	NA	144

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Non Associate	Amount

Credit Suisse First Boston	Financial Advice and Legal Services	NA	141

Stone & Webster Engineering	Consulting Services	NA	137

Iron Mountain Records Mgmt	Records Management Services	NA	136

Dyer and Associates	Legal Services	NA	133

IMA Inc	Accreditation Services	NA	130

Scientech Inc	Licensing Information Services	NA	123

The Dutko Group	Public Policy Consulting	NA	119

Baker & McKenzie	Legal Services	NA	116

HR Strategies & Solutions	Consulting Services	NA	114

Mark T Cox IV	Consulting Services	NA	114

Burr Wolff LP	Tax Software	NA	111

Continental Health Promotion Inc	Fitness Center Program	NA	108

GIGA Information Group Inc	Consulting Services	NA	108

QED Consulting	Executive Development Consulting	NA	107

Holland & Hart LLP	Legal Services	NA	106

Cognos Corp	Software Services	NA	105

Babst Calland Clements & Zomnir PC	Legal Services	NA	103

Ryan Phillips Utrecht & Mackinnon	Legal Services	NA	103

Mercury Interactive Corp	Consulting Services	NA	101

Onyx Environmental Service LLC	Waste Disposal Services	NA	100

Miscellaneous (1,521 items less than $100,000)			11,063
TOTAL			$ 90,757

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

From Whom Purchased	Description	Relationship "A"=Associate "NA"=Non Associate	Amount

Virginia Electric and Power Company	Services provided under the Virginia Power Support Agreement	A	$ 17,337

Dominion Technical Solutions, Inc.	Services provided under the Ancillary Service Agreement	A	5,272

Dominion Field Services, Inc.	Services provided under the Ancillary Service Agreement	A	1,633

Dominion Transmission, Inc.	Services provided under the Ancillary Service Agreement	A	1,432

Dominion Energy Direct Sales	Services provided under the Ancillary Service Agreement	A	277

Miscellaneous (2 items		A	2
less than $100,000)

TOTAL			$ 25,953

GRAND TOTAL for ACCOUNT 923			$ 116,710

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Period Ended January 1, 2002 to December 31, 2002
(In Thousands)

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Descripton	Amount

Employee Benefits - Medical	$ 11,934

Employee Benefits - Dental/Vision	738

Medical Benefits - Life Insurance	387

Employee Benefits - Disability	702

Employee Benefits - Other Post Employment Benefits	15,550

Employee Pensions	(10,219)

Executive Supplemental Compensation Program	21,938

Employee Benefits - Savings Plan	5,283

Transfer/Relocation Expense	3,933

Tuition reimbursement expense	820

Employee Relations Expense	418

Other Employee Benefits - Miscellaneous	1,062

TOTAL	52,546

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.
Description	Name of Payee	Amount

Sports Sponsorship	Pro Football Inc	1,138
Advertising Agency Services	The Martin Agency, Inc.	1,070
Sports Sponsorship	Pittsburgh Pirates	365
Media Advertising	WUAB TV Forty Three	301
Advertising Agency Services	Arnold Worldwide	233
Media Advertising	WOIO TV	150
Recruitment Advertising	TMP Worldwide	141
Advertising Agency Services	Big River Advertising	67
Sports Promotions	International Sports Prop., Inc	63
Advertising Agency Services	Johnson, Inc.	39
Advertising Agency Services	Marc Public Relations	35
Recruitment Advertising	Bernard Hodes Group	20
Recruitment Advertising	Ascent Consulting Group	17
Recruitment Advertising	Richard Wayne & Roberts	16
Recruitment Advertising	Systems Programming Cons.	14
Media Advertising	Bell Advertising Service	11
Media Advertising	WAVY TV	10
Recruitment Advertising	Key Personnel, Inc.	9
Recruitment Advertising	Richmond Free Press	9
Sports Promotions	Norfolk Tides Baseball Club	8
Media Advertising	WRIC TV	7
Media Advertising	WCVE WCVW WHTJ Public TV	7
Media Advertising	The Richmond Voice	6
Media Advertising	The Jewish Herald	6
Theater Advertisements	Excite Marketing Team	5
Sports Sponsorship	Richmond Braves	5
Recruitment Advertising	Farragut Media Group, Inc.	4
Media Advertising	Career Builders, Inc.	3
Media Advertising	Times Picayune	3
Advertising Agency Services	Knox Marketing, Inc.	3
Advertising Agency Services	Steinbrenner Photography	3
	Other (less than $3,000)	51

TOTAL		3,819

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.

Description	Amount

Bank & Financing Fees	$ 10,133
Civic & Industry Association Dues	815
Operating, Licensing, Environmental &
Miscellaneous Fees and Expenses	797
TOTAL	$ 11,745

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

RENT - ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property	Amount

Buildings/Facilities	$ 18,106

Computer Equipment	626

Office Equipment	2,257

Vehicles	4,869

TOTAL	$ 25,858

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	Kind of Tax	Amount

(A)	Other Than U. S. Government Taxes
	State Unemployment Tax	$ 203
	Real Estate & Personal Property Taxes	1,119
	Sales and Miscellaneous Business Taxes	391

	SUBTOTAL	$ 1,713

(B)	U. S. Government Taxes
	Federal Social Security Tax	$ 16,663
	Federal Unemployment Tax	167

	SUBTOTAL	$ 16,830

	TOTAL	$ 18,543

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount

Miscellaneous Non-501 (C) Donations:
APVA Assoc For The Preservation Of Va Antiquities	5
Cleveland Museum Of Art	$ 15
Electrical Safety Foundation Inc	5
Fan District Assn	5
Fredericksburg Regional Alliance	10
Greater Washington Initiative	5
Mid Atlantic Tennis Foundation	8
North Carolinas Northeast	25
Pamunkey Indian Reservation	5
Peninsula Alliance For Economic	15
Pittsburgh Public Schools	5
Private Sector Council The	8
Rappahannock Community College	5
Richmond Parade Inc	3
Seventeenth Street Farmers Market	5
Thomas C Sorensen Institute For	5
United States Naval Academy	5
University Of Virginia	25
Virginia Commonwealth University	5
Miscellaneous (143 items less than $3,000)	61
TOTAL	$ 225

Educational 501 (C) Donations:
Christopher Newport University	15
J Sargeant Reynolds Community College	5
Mathematics & Science Center	10
North Carolina A & T University	15
Northern Virginia Community College	3
United Negro College Fund The	16
University Of Richmond	21
Virginia College Fund The	20
Virginia Council On Economic Education	16
TOTAL	$ 121

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount

Fine Arts 501 (C) Donations:
Carpenter Center	$ 8
Chrysler Museum	15
Hand Workshop Art Center	27
National Symphony Orchestra	10
The Pittsburgh Cultural Trust	10
Pittsburgh Opera	5
Portsmouth Community Concerts Assn	3
Richmond Ballet	17
Richmond Symphony	30
Theatre Virginia	21
Tim Reid Celebrity Weekend	5
The Valentine Museum	13
Virginia Arts Festival	5
Virginia Living Museum	10
Virginia Museum Of Fine Arts	5
Virginia Opera	25
Washington Bach Consort	5
TOTAL	$ 214

Medical/Health 501(C) Donations:
Bon Secours Richmond Health	$ 10
Childrens Hospital	5
Inova Fair Oaks Hospital	15
The Leukemia & Lymphoma Society	6
National Kidney Foundation	5
National Multiple Sclerosis Society	6
TOTAL	$ 47

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of Recipient	Purpose of Donation	Amount

MISCELLANEOUS 501 (C) Donations:
Altoona Bicycle Club	$5
American Cancer Society	22
American Heart Assn	12
Arab American Institute Foundation	10
Boy Scouts Of America	5
Center For Politics	5
Chaplain Service Of The Churches Of Virginia Inc	10
Choanoke Area Development Assn	5
Commonwealth Community Trust	5
Community Pride High Achievement	5
Council For Excellence In Government	8
First Night Pittsburgh Inc	5
Greater Richmond Chamber Foundation	10
Hampton Roads Economic Development	50
Historic Hope Foundation Inc	10
Historic Richmond Foundation	15
Hope In The Cities	15
International Childrens Festival	5
Jane Campbell Gap Scholarship Fund	25
Junior League Inc	5
Legal Information Network For Cancer	5
Library Of Virginia Foundation	5
Living The Dream Inc	20
The Manufacturing Institute	5
The Metropolitan Business League	34
Metropolitan Richmond Sports	50
National Action Council For Minorities In Engineering	5
National Conference For Community & Justice	7
New Virginia Review	5

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of Recipient	Purpose of Donation	Amount

MISCELLANEOUS 501 (C) (continued)
Ports Events Inc	$ 5
Richmond Historic Riverfront	10
Salvation Army	38
Society For The Prevention Of Cruelty Of Animals	6
United Way Inc	27
Urban League Of Greater Richmond	8
Virginia Beach Neptune Festival	5
Virginia Center For Coal & Energy	5
Virginia Civil War Trails	15
Virginia Historical Society	5
Virginia Public Safety Foundation	25
Virginia War Memorial Foundation	6
The Waterford Foundation	5
Wolf Trap Foundation	25
Young Mens Christian Assn	4
Young Womens Christian Assn	3
Youth Matters	3
Miscellaneous (256 Items Less Than $3,000)	360
TOTAL MISCELLANEOUS	$ 923

TOTAL DONATIONS	$1,530

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.
Description	Name of Payee	Amount

Civic / Political Activities	Various	297
Life Insurance Premiums	Various	77
Miscellaneous		126

Total Other Deductions		500

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any signficant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements, Schedule XIV, pages 23 - 27.

ANNUAL REPORT OF: Dominion Resources Services, Inc.

ORGANIZATION CHART - 2002

Board of Directors
Chief Executive Officer
President
Executive Vice President (3)
Senior Vice President and Treasurer
Senior Vice President - Information Tech. and Chief Information Officer
Senior Vice President - External Affairs & Corporate Communications
Senior Vice President - Law
Vice President and Controller
Vice President and Corporate Secretary
Vice President and General Auditor
Vice President and General Counsel
Vice President - Chief Environmental Officer
Vice President - Enterprise Risk Management
Vice President - External Affairs & Corporate Communications
Vice President - Financial Planning
Vice President - Human Resources (2)
Vice President - Shared Services
Vice President - Tax
Vice President - Telecommunications
Vice President

ANNUAL REPORT OF: Dominion Resources Services, Inc.

METHODS OF ALLOCATION

See Exhibit I filed herewith.

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2002
(In Thousands)

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
Company	TOTAL Allocation of Interest

CNG Coal Company	0
CNG International	0
CNG Iroquois, Inc.	0
CNG Main Pass Gas Gathering Corp	0
CNG Oil Gathering Corporation	0
CNG Pipeline Company	0
CNG Power Services Corporation	0
Consolidated Natural Gas, Inc.	1
Cove Point LNG LLC	0
Dominion Alliance Holding, Inc.	0
Dominion Capital, Inc.	8
Dominion Cleveland Thermal, Inc.	0
Dominion Credit Union	0
Dominion Energy Inc	49
Dominion Exploration & Production	17
Dominion Field Services, Inc.	1
Dominion Greenbrier Pipeline LLC	0
Dominion Greenbrier, Inc.	0
Dominion Lands, Inc.	1
Dominion Metering Services, Inc.	0
Dominion Ohio ES, Inc.	0
Dominion Oklahoma Texas E&P	3
Dominion Products & Services, Inc.	1
Dominion Reserves, Inc.	3
Dominion Resources, Inc.	13
Dominion Retail, Inc.	5
Dominion Technical Solutions	0
Dominion Telecom Services, Inc.	5
Dominion Transmission, Inc.	19
Evantage, Inc	0
Hope Gas, Inc.	4
The East Ohio Gas Company	28
The Peoples Natural Gas Company	9
Virginia Electric and Power Company	166
Virginia Power Energy Marketing	2
Virginia Power Nuclear Services	0
Virginia Power Properties	0
Virginia Power Services	0
Virginia Power Services Energy	0

TOTALS	335

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Dominion Resources Services, Inc. (Name of Reporting Company)

By: /s/ Steven A. Rogers
(Signature of Signing Officer)
Dated: May 1, 2003	Steven A. Rogers Vice President and Controller Dominion Resources Services, Inc. (Printed Name and Title of Signing Officer)

METHODS OF ALLOCATION FOR DRS - EXHIBIT I

DOMINION RESOURCES SERVICES, INC.

The Service Department or Function formulas to be used when employees render services to all Dominion Companies participating in such service, for the services indicated are set forth below.

Service Department or Function	Basis of Allocation
Accounting:
Payroll Processing	Number of employees on the previous December 31st.
Accounts Payable Processing	Number of accounts payable documents processed during the preceding year ended December 31st.
Fixed Assets Accounting	Dominion Company fixed assets added, retired or transferred during the preceding year ended December 31st.
Accounts Receivable Processing	Number of payments processed during the preceding year ended December 31st.

Information Technology, Electronic Transmission, and Computer Services:
LDC/EDC Computer Applications	Number of customers at the end of the preceding year ended December 31st.
Other Computer Applications	Number of users or usage of specific computer systems at the end of the preceding year ended December 31st.
Network Computer Applications	Number of network devices at the end of the preceding year ended December 31st.
Telecommunications Applications	Number of telecommunications units at the end of the preceding year ended December 31st

Employee Benefits/Pension Investment:
Employee Benefits/ Pension Investments	The number of employee and annuitant accounts as of the preceding December 31st.

Human Resources:
Human Resources	The number of employees as of the preceding December 31st.

Exhibit I
(Continued)

DOMINION RESOURCES SERVICES, INC.

Methods of Allocation

Business and Operations Services:
Energy Services	Energy sale and deliveries for the preceding year ended December 31st.
Facility Services	Square footage of office space as of the preceding year ended December 31st.
Fleet Administration	Number of vehicles as of the preceding December 31st
Security	The number of employees as of the preceding December 31st.
Gas Supply	Gas volumes purchased for each Dominion Company for the preceding year ended December 31st.

Risk Management:
Risk Management	Insurance premiums for the preceding year ended December 31st.

Marketing:
Shared Projects	Annual marketing plan expenses for the preceding year ended December 31st.
Other Indirect Costs	Total marketing direct and shared project costs billed to each Dominion Company for the preceding year ended December 31st.

Medical:
Medical Services	Number of employees on the previous December 31st.

Exhibit I
(Continued)

DOMINION RESOURCES SERVICES, INC.

Methods of Allocation

Corporate Planning:

Corporate Planning	Total capitalization recorded at preceding December 31st.

Supply Chain:
Purchasing	Dollar value of purchases for the preceding year ended December 31st.
Materials Management	Material inventory assets as of the preceding year ended December 31st.

Tax:
Tax Accounting and Compliance	The sum of the total income and total deductions as reported for Federal Income Tax purposes on the last return filed.

Customer Services:
Customer Payment (Remittance) Processing	Number of customer payments processed during the preceding year ended December 31st.
Other Customer Services	For metering, the number of gas or electric meters for the preceding year ended December 31st; otherwise the number of customers for the preceding year ended December 31st.

Treasury/ Finance:
Treasury and Cash Management	Total capitalization recorded at preceding December 31st.

Rates

Total regulated company operating expenses, excluding purchased gas expense, purchased power expense (including fuel expense), other purchased products and royalties, for the preceding year ended December 31st.

Research	Gross revenues from the sale of natural gas (including intercompany sales) and electricity, recorded during the preceding year ended December 31st.

 Exhibit I
(Continued)

DOMINION RESOURCES SERVICES, INC.

Methods of Allocation

Company Group	Basis of Allocation

All Dominion Companies (includes all Dominion Companies except DRS)

Total operating expenses, excluding purchased gas expense, purchased power expense (including fuel expense), other purchased products and royalties, for the preceding year ended December 31st for the affected Dominion Companies.